Room 4561

January 25, 2007

Mr. Christopher L. Gorgone
Executive Vice President and Chief Financial Officer
Moldflow Corporation
492 Old Connecticut Path
Suite 401
Framingham, MA 01701

      RE: Moldflow Corporation
             Form 10-K for Fiscal Year Ended June 30, 2006
             Forms 10-Q for Fiscal Quarter Ended September 30, 2006
             File No. 0-30027

Dear Mr. Gorgone:

      We have reviewed your response letter dated January 17, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prior Comment no. 1

1. We note your response to our prior comment 1 where you state that the for a majority of the Company's arrangements, VSOE of fair for PCS is determined in accordance with paragraph 10 of SOP 97-2 assuming that a "reasonable concentration" of renewal pricing exists for each class of customer. Your further indicate that the Company has identified certain classes of customers within which the pricing of renewed maintenance and support agreements is "reasonably consistent". Quantify your terms "reasonable concentration" and reasonably consistent". Tell us how the Company determines the prices to be sufficiently

clustered within an acceptable range and tell us how you have concluded that you have VSOE for each customer class. We may have further comments.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief